Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

[JANUS LETTERHEAD]

December 15, 2016

Dear Valued Client,

As previously announced, Janus Capital Group Inc. (Janus), and Henderson Group plc (Henderson) have reached an agreement to merge as equals to create a leading global active asset manager.  Due to the complementary nature of the strategies managed by Janus and Henderson, there are only a small number of products and investment team mandates that are similar between the two firms.  In these few instances, we are proposing changes to those mutual funds and strategies.

Janus and Henderson today announced further details related to the post-merger structure of the Janus Henderson investment leadership and proposed product changes, assuming all necessary shareholder approvals are obtained.

Janus and Henderson are each global leaders in active asset management.  As such, the combined organization has an opportunity to select the best investment leadership from both organizations to lead Janus Henderson post-merger.  Below is an outline of the combined firm’s equity and fixed income leadership team.

Equity Leadership Team

Graham Kitchen, Global Head of Equities, will have the following equity team structure / direct reports:

•                  North America Equities: Equity portfolio managers will be led by Graham

•                  Head of Global Equity Income: Alex Crooke. The Australia, Japan, Asia Equities teams and (Henderson) sector specialist teams will also report to Alex

•                  Head of European Equities: John Bennett

•                  Head of Janus Equity Research: Carmel Wellso

•                  Henderson  Geneva Capital Management Team: Geneva team will continue to report to Graham

•                  Head of International (Henderson specific): Stephen Peak

•                  Head of Global Emerging Market Equites: Glen Finegan

•                  Head of Global Growth Equities: Ian Warmerdam

•                  Client Portfolio Managers/ Investment Directors will report to their specific teams as is the current setup

Fixed Income Leadership Team

Kumar Palghat, Global Head of Fixed Income, will have the following fixed income team structure / direct reports.

•                  North America Fixed Income: Led by Darrell Watters

•                  European and Australian Fixed Income teams (excluding Kapstream) will report to Phil Apel, MD Fixed Income

•                  Head of Kapstream: Steve Goldman

•                  Co-Heads of Corporate Credit Research: Andrew Griffiths and John Lloyd

•                  Client Portfolio Managers/ Investment Directors will report to their specific teams as is the current setup

Below is a summary of the relevant equity mutual fund changes, pending all requisite approvals, following Janus’ merger with Henderson in the second quarter of 2017:

•                  If approved by shareholders, Janus Emerging Markets Fund will merge into the Janus Henderson Emerging Markets Fund, a newly formed series of Janus Investment Fund (JIF) that would be sub-advised by Henderson Investment Management Limited (HIML).

•                  If approved by shareholders, HIML will be appointed sub-adviser to Janus Asia Equity Fund.  HIML’s Asia equities team would assume portfolio management of the Janus Asia Equity Fund.

•                  If approved by shareholders, HIML would be appointed sub-adviser to Janus Global Real Estate Fund, and HIML’s property equities team would join the Fund’s current portfolio manager to provide investment advisory services to the Fund.

To streamline Janus’ large cap growth offerings and better position existing portfolios within the marketplace, we will be soliciting fund shareholder approval for two Janus funds to merge into two other existing Janus funds.

•                  If approved by shareholders, Janus Fund will merge with and into Janus Research Fund.  No change to Janus Research Fund’s investment objectives, strategies or portfolio management is contemplated in connection with the proposed merger. Janus’ research team will continue portfolio management responsibilities for the merged Janus Research Fund.

•                  The Janus Portfolio, a series of Janus Aspen Series trust, will be realigned to mirror the investment approach and portfolio management of the Janus Research Strategy. The realignment is conditioned on shareholder approval of a new investment advisory agreement and Janus Fund shareholder approval of the proposed merger with Janus Research Fund.

•                  If approved, Janus Twenty Fund will merge with and into Janus Forty Fund.  No change to Janus Forty Fund’s investment objectives, strategies or portfolio management is contemplated in connection with the proposed merger.

We thank you for the trust you put in Janus.  You can be assured that our priority is on investment execution and delivering the highest level of service.

Best regards,

/s/ ENRIQUE CHANG

Enrique Chang
President, Head of Investments, Janus Capital Group

* * *

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.